Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the “Company”)
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of the Material Change

February 16, 2023

Item 3.	News Release

A news release announcing the material change referred to in this report was through Cision and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced filing of NI 43-101 PEA technical report for the Silver Sand Project

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Jalen Yuan, CFO
Telephone: 604-669-9397- ext. 227
Info@newpacificmetals.com
www.newpacificmetals.com

Item 9	Date of Report

February 17, 2023

NEWS RELEASE

NEW PACIFIC ANNOUNCES FILING OF NI 43-101 PEA TECHNICAL REPORT FOR THE SILVER SAND PROJECT

Vancouver, British Columbia - February 16, 2023 - New Pacific Metals Corp. (“New Pacific” or the “Company”) (TSX: NUAG; NYSE American: NEWP) is pleased to announce filing of an independent Preliminary Economic Assessment (“PEA”) technical report for its Silver Sand project located in Potosi, Bolivia, with an effective date of November 30, 2022 (“PEA technical report”).

The PEA technical report was prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Project (“NI 43-101”).

The Qualified Persons for the PEA Technical Report are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd., Mr. Morton Shannon, P.Geo, General Manager & Principal Geologist with AMC Mining Consultants (Canada) Ltd., Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources. All QPs have reviewed this news release and approved its dissemination.

Alex Zhang, P.Geo., Vice President of Exploration, who is the designated QP for the Company has also reviewed and approved this news release.

A copy of the PEA Technical Report is available under the Company’s profile on SEDAR at www.sedar.com, on Edgar at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.”

ABOUT NEW PACIFIC METALS

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company’s flagship Project, the Silver Sand Silver Project, has released its inaugural preliminary economic assessment (the “PEA”) results in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 million with an IRR of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. At the recently discovered Carangas

Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 metre discovery drill program in June 2022.

FOR FURTHER INFORMATION

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT#
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The PEA study results of Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project’s economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially- affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Qualified Persons for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources. All QPs have reviewed the technical content of the January 9, 2023, news release for the Silver Sand deposit and have approved its dissemination. The Silver Sand PEA is based on the updated Mineral Resource Estimate which was reported on November 28, 2022. The effective date of the 2022 Mineral Resource Estimate for Silver Sand is 31 October 2022. The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral Resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver. #
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION#
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Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involvediscussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or futureevents or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated inclusion of certain drill hole results in the Project’s inaugural mineral resource estimate and the anticipated timing for the release of such mineral resource estimate.#
Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2022 and its other public filings.#
Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2022 and its other public filings.#
This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.#
The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.#
Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forwardlooking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.#

CAUTIONARY NOTE TO US INVESTORS#
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This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.#
Additional information relating to the Company, including the Company’s Annual Information Form, can be obtained under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com. #